June 22, 2017

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Mutual Fund Series Trust, File No. 811-21872

Dear Sir/Madam:

On behalf of Mutual Fund Series Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, a preliminary proxy statement related to the Day Hagan Tactical Dividend Fund (the “Fund”), a series of the Trust. The main purpose of this proxy is to solicit shareholder approval for a new sub-advisory agreement.

If you have any questions or comments related to this filing, please contact Emily Little at 614.469.3264 or Tanya Goins at 404.541.2954.

Very truly yours,

/s/ Emily M. Little

Emily M. Little